UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reports Financial Results for Third Quarter of Fiscal 2012

We, LDK Solar Co., Ltd., have reported our unaudited financial results for the third quarter ended September 30, 2012. All financial results are reported in U.S. dollars on a U.S. GAAP basis.

Third Quarter Highlights

•	Net sales of $291.5 million; and

•	Shipped 230.2 megawatts, or MW, of wafers and 161.9 MW of cells and modules in the third quarter.

Net sales for the third quarter of fiscal 2012 were $291.5 million, compared to $235.4 million for the second quarter of fiscal 2012, and $471.9 million for the third quarter of fiscal 2011.

Gross loss for the third quarter of fiscal 2012 was $32.5 million, compared to gross loss of $92.0 million in the second quarter of fiscal 2012, and gross loss of $17.0 million for the third quarter of fiscal 2011.

Gross margin for the third quarter of fiscal 2012 was negative 11.2%, compared to negative 39.1% in the second quarter of fiscal 2012, and negative 3.6% in the third quarter of fiscal 2011.

During the preparation of our third quarter 2012 financial results, our management determined that an inventory write-down of $37.8 million was required as a result of a continuous drop in the market price for polysilicon, wafers, cells and modules. As a result, gross margin and results from operations were negatively impacted in the third quarter of fiscal 2012.

Loss from operations for the third quarter of fiscal 2012 was $75.7 million, compared to loss from operations of $172.7 million for the second quarter of fiscal 2012, and loss from operations of $77.1 million for the third quarter of fiscal 2011.

Operating margin for the third quarter of fiscal 2012 was negative 26.0% compared to negative 73.4% in the second quarter of fiscal 2012, and negative 16.3% in the third quarter of fiscal 2011.

Income tax benefit for the third quarter of fiscal 2012 was $25.4 million, compared to income tax benefit of $23.7 million in the second quarter of fiscal 2012 and income tax benefit of $1.7 million in the third quarter of fiscal 2011.

Net loss available to our shareholders for the third quarter of fiscal 2012 was $136.9 million, or a loss of $1.08 per diluted American depositary share, or ADS, compared to net loss of $254.3 million, or a loss of $2.00 per diluted ADS, for the second quarter of fiscal 2012 and net loss of $114.5 million, or a loss of $0.87 per diluted ADS for the third quarter of fiscal 2011. The number of shares for calculating diluted ADS was approximately 127.2 million for the third quarter of fiscal 2012.

We ended the third quarter of fiscal 2012 with $111.9 million in cash and cash equivalents and $340.7 million in short-term pledged bank deposits.

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	09/30/2012	06/30/2012

Assets

Current assets

Cash and cash equivalents	111,859	296,193

Pledged bank deposits	340,651	523,383

Trade accounts and bills receivable, net	290,211	342,174

Inventories	324,512	467,148

Prepayments to suppliers, net	27,085	37,035

Other current assets	346,972	350,320

Total current assets	1,441,290	2,016,253

Property, plant and equipment, net	3,658,189	3,728,797
Deposits for purchases of property, plant and equipment and land use rights	159,898	169,442
Land use rights	282,978	285,214
Prepayments to suppliers expected to be utilized beyond one year, net	8,701	9,519
Pledged bank deposits – non-current	30,820	30,713
Investments in associates	11,035	11,893
Other non-current assets	170,438	149,407

Total assets	5,763,349	6,401,238

Liabilities and equity

Current liabilities

Short-term borrowings and current installments of long-term borrowings and short-term PRC notes	2,206,374	2,430,973

Trade accounts and bills payable	1,043,623	1,032,861

Advance payments from customers, current installments	129,838	181,823
Accrued expenses and other payables	782,124	783,859

Convertible senior notes, less debt discount – current	23,766	23,755

Other financial liabilities	64,220	65,221

Total current liabilities	4,249,945	4,518,492

Long-term borrowings, excluding current installments and long-term PRC notes	645,367	854,172
RMB-denominated US$-settled senior notes, less debt discount and Convertible senior notes – non-current	257,228	257,870
Advance payments from customers – non-current	50,219	101,033
Other liabilities	215,655	223,055

Total liabilities	5,418,414	5,954,622

Redeemable non-controlling interests	299,025	254,444

Equity

Total LDK Solar Co., Ltd. shareholders’ equity	29,697	171,917
Non-controlling interests	16,213	20,255

Total equity	45,910	192,172

Total liabilities and equity	5,763,349	6,401,238

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations Information

(In US$’000, except per ADS data)

	For the 3 Months Ended
	09/30/2012	06/30/2012

Net sales	291,520	235,361
Cost of goods sold	(324,048)	(327,356)

Gross loss	(32,528)	(91,995)

Selling expenses	(10,373)	(11,043)
General and administrative expenses	(29,518)	(34,410)
Research and development expenses	(3,300)	(4,707)
Impairment loss for property, plant and equipment	—	(30,504)

Total operating expenses	(43,191)	(80,664)

Loss from operations	(75,719)	(172,659)

Other income (expenses):
Interest income	4,477	3,414
Interest expense and amortization of debt issuance costs and debt discount	(61,045)	(75,547)
Foreign currency exchange gain (loss), net	1,339	(6,913)
Others, net	9,619	(435)

Loss before income tax	(121,329)	(252,140)

Income tax benefit	25,396	23,707

Net loss	(95,933)	(228,433)

Loss attributable to non-controlling interests	3,925	1,037

Loss attributable to redeemable non-controlling interests	6,222	6,082

Net loss attributable to LDK Solar Co., Ltd. shareholders	(85,786)	(221,314)

Accretion to redemption value of redeemable non-controlling interests	(51,157)	(33,027)

Net loss available to LDK Solar Co., Ltd. shareholders	(136,943)	(254,341)

Net loss per ADS, Diluted	$(1.08)	$(2.00)

Unaudited Condensed Consolidated Statement

of Comprehensive Income Information

Net loss	(95,933)	(228,433)

Other comprehensive loss

Foreign currency exchange translation adjustment, net of nil tax	(7,033)	(6,486)
Fair value changes in available-for-sale equity security, net of tax effect	(930)	(2,693)

Comprehensive loss	(103,896)	(237,612)

Less: comprehensive loss attributable to noncontrolling interests	(3,663)	(1,368)

Less: comprehensive loss attributable to redeemable noncontrolling interests	(6,576)	(6,801)

Comprehensive loss attributable to LDK Solar Co., Ltd. shareholders	(93,657)	(229,443)

Incorporation by Reference

This report on Form 6-K (except for our press release attached hereto as Exhibit 99.1) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.

Exhibit

Attached hereto as Exhibit 99.1 is the press release we issued on December 3, 2012 relating to our unaudited financial results for the third quarter 2012, which is furnished to the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: December 3, 2012

Exhibit 99.1

LDK Solar Reports Financial Results for Third Quarter of Fiscal 2012

Xinyu City, China and Sunnyvale, California, December 3, 2012 – LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today reported its unaudited financial results for the third quarter ended September 30, 2012.

All financial results are reported in U.S. dollars on a U.S. GAAP basis.

Third Quarter Highlights:

•	Net sales of $291.5 million; and

•	Shipped 230.2 megawatts (MW) of wafers and 161.9 MW of cells and modules in the third quarter.

Net sales for the third quarter of fiscal 2012 were $291.5 million, compared to $235.4 million for the second quarter of fiscal 2012, and $471.9 million for the third quarter of fiscal 2011.

Gross loss for the third quarter of fiscal 2012 was $32.5 million, compared to gross loss of $92.0 million in the second quarter of fiscal 2012, and gross loss of $17.0 million for the third quarter of fiscal 2011.

Gross margin for the third quarter of fiscal 2012 was negative 11.2%, compared to negative 39.1% in the second quarter of fiscal 2012, and negative 3.6% in the third quarter of fiscal 2011.

During the preparation of its third quarter 2012 financial results, LDK Solar’s management determined that an inventory write-down of $37.8 million was required as a result of a continuous drop in the market price for polysilicon, wafers, cells and modules. As a result, gross margin and results from operations were negatively impacted in the third quarter of fiscal 2012.

Loss from operations for the third quarter of fiscal 2012 was $75.7 million, compared to loss from operations of $172.7 million for the second quarter of fiscal 2012, and loss from operations of $77.1 million for the third quarter of fiscal 2011.

Operating margin for the third quarter of fiscal 2012 was negative 26.0% compared to negative 73.4% in the second quarter of fiscal 2012, and negative 16.3% in the third quarter of fiscal 2011.

Income tax benefit for the third quarter of fiscal 2012 was $25.4 million, compared to income tax benefit of $23.7 million in the second quarter of fiscal 2012 and income tax benefit of $1.7 million in the third quarter of fiscal 2011.

Net loss available to LDK Solar’s shareholders for the third quarter of fiscal 2012 was $136.9 million, or a loss of $1.08 per diluted ADS, compared to net loss of $254.3 million, or a loss of $2.00 per diluted ADS for the second quarter of fiscal 2012 and net loss of $114.5 million, or a loss of $0.87 per diluted ADS for the third quarter of fiscal 2011. The number of shares for calculating diluted ADS was approximately 127.2 million for the third quarter of fiscal 2012.

LDK Solar ended the third quarter of fiscal 2012 with $111.9 million in cash and cash equivalents and $340.7 million in short-term pledged bank deposits.

“We were pleased to deliver third quarter results that were in line with expectations,” stated Xingxue Tong, President and CEO of LDK Solar. “While we saw improvement to our top and bottom line in the third quarter, our results continue to reflect the industry-wide pricing pressure and demand weakness that is negatively impacting the entire solar supply chain.”

“Over the past several weeks, we have taken a number of steps to increase operating efficiencies and improve our liquidity, including realigning the management team and the share purchase agreement with Heng Rui Xin Energy. We are making progress on our strategy to streamline operations, prudently manage expenses and diversify our business. We plan to continue to actively manage our business to adapt to market developments and position the company for future growth,” concluded Mr. Tong.

Business Outlook

The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.

For the fourth quarter of fiscal 2012, LDK Solar estimates its revenue to be in the range of $230 million to $290 million, wafer shipments between 200 MW and 250 MW, cells and module shipments between 50 MW and 80 MW.

For fiscal 2012, LDK Solar estimates its revenue to be in the range of $950 million to $1 billion, wafer shipments between 910 MW and 960 MW, cell and module shipments between 500 MW and 530 MW and inverter shipments between 150 MW to 200 MW. LDK Solar expects PV system project construction to be in the range of 200 MW to 300 MW and to recognize between 50 MW and 100 MW through project sales and EPC services for third party customers.

Conference Call Details

The LDK Solar Third Quarter 2012 teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time (ET), on December 3, 2012. To listen to the live conference call, please dial 877-941-1427 (within U.S.) or 480-629-9664 (outside U.S.) at 8:00 a.m. ET on December 3, 2012. An audio replay of the call will be available through December 13, 2012, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4574985#.

A live webcast of the call will be available on the company’s investor relations website at http://investor.ldksolar.com.

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	09/30/2012	06/30/2012

Assets

Current assets

Cash and cash equivalents	111,859	296,193

Pledged bank deposits	340,651	523,383

Trade accounts and bills receivable, net	290,211	342,174

Inventories	324,512	467,148

Prepayments to suppliers, net	27,085	37,035

Other current assets	346,972	350,320

Total current assets	1,441,290	2,016,253

Property, plant and equipment, net	3,658,189	3,728,797
Deposits for purchases of property, plant and equipment and land use rights	159,898	169,442
Land use rights	282,978	285,214
Prepayments to suppliers expected to be utilized beyond one year, net	8,701	9,519
Pledged bank deposits – non-current	30,820	30,713
Investments in associates	11,035	11,893
Other non-current assets	170,438	149,407

Total assets	5,763,349	6,401,238

Liabilities and equity

Current liabilities

Short-term borrowings and current installments of long-term borrowings and short-term PRC notes	2,206,374	2,430,973

Trade accounts and bills payable	1,043,623	1,032,861

Advance payments from customers, current installments	129,838	181,823
Accrued expenses and other payables	782,124	783,859

Convertible senior notes, less debt discount – current	23,766	23,755

Other financial liabilities	64,220	65,221

Total current liabilities	4,249,945	4,518,492

Long-term borrowings, excluding current installments and long-term PRC notes	645,367	854,172
RMB-denominated US$-settled senior notes, less debt discount and Convertible senior notes – non-current	257,228	257,870
Advance payments from customers – non-current	50,219	101,033
Other liabilities	215,655	223,055

Total liabilities	5,418,414	5,954,622

Redeemable non-controlling interests	299,025	254,444

Equity

Total LDK Solar Co., Ltd. shareholders’ equity	29,697	171,917
Non-controlling interests	16,213	20,255

Total equity	45,910	192,172

Total liabilities and equity	5,763,349	6,401,238

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations Information

(In US$’000, except per ADS data)

	For the 3 Months Ended
	09/30/2012	06/30/2012

Net sales	291,520	235,361
Cost of goods sold	(324,048)	(327,356)

Gross loss	(32,528)	(91,995)

Selling expenses	(10,373)	(11,043)
General and administrative expenses	(29,518)	(34,410)
Research and development expenses	(3,300)	(4,707)
Impairment loss for property, plant and equipment	—	(30,504)

Total operating expenses	(43,191)	(80,664)

Loss from operations	(75,719)	(172,659)

Other income (expenses):
Interest income	4,477	3,414
Interest expense and amortization of debt issuance costs and debt discount	(61,045)	(75,547)
Foreign currency exchange gain (loss), net	1,339	(6,913)
Others, net	9,619	(435)

Loss before income tax	(121,329)	(252,140)

Income tax benefit	25,396	23,707

Net loss	(95,933)	(228,433)

Loss attributable to non-controlling interests	3,925	1,037

Loss attributable to redeemable non-controlling interests	6,222	6,082

Net loss attributable to LDK Solar Co., Ltd. shareholders	(85,786)	(221,314)

Accretion to redemption value of redeemable non-controlling interests	(51,157)	(33,027)

Net loss available to LDK Solar Co., Ltd. shareholders	(136,943)	(254,341)

Net loss per ADS, Diluted	$(1.08)	$(2.00)

Unaudited Condensed Consolidated Statement

of Comprehensive Income Information

Net loss	(95,933)	(228,433)

Other comprehensive loss

Foreign currency exchange translation adjustment, net of nil tax	(7,033)	(6,486)
Fair value changes in available-for-sale equity security, net of tax effect	(930)	(2,693)

Comprehensive loss	(103,896)	(237,612)

Less: comprehensive loss attributable to noncontrolling interests	(3,663)	(1,368)

Less: comprehensive loss attributable to redeemable noncontrolling interests	(6,576)	(6,801)

Comprehensive loss attributable to LDK Solar Co., Ltd. shareholders	(93,657)	(229,443)

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1- 408-245-8801